Exhibit 99.1

FINANCIAL APPENDIX

Definition of Core Financial Measures, Constant Exchange Rate Change, Free Cash Flow, and U.S. Dollar Convenience Translations

Core Financial Measures
We present our Core Financial Measures, particularly Core Revenue, Core Operating Profit, Core Net Profit for the Year and Core EPS because we believe that these measures are useful to understanding our business without the effect of items that we consider to be unrelated to the underlying trends and business performance of our core operations, including items (i) which may vary significantly from year-to-year or may not occur in each year, or (ii) whose recognition we believe is largely uncorrelated to trends in the underlying performance of our core business. We believe that similar measures are frequently used by other companies in our industry, and that providing these measures helps investors evaluate Takeda’s performance against not only its performance in prior years but on a similar basis as its competitors. We also present Core Financial Measures because these measures are used by Takeda for budgetary planning and compensation purposes (i.e., certain targets for the purposes of Takeda’s Short-Term Incentive and Long-Term Incentive compensation programs, including incentive compensation of the CEO and CFO, are set in relation to the results of Takeda’s Core Financial Measures).
Takeda’s Core Financial Measures exclude revenue from divestments, amortization and impairment losses on acquired intangible assets and other impacts unrelated to the underlying trends and business performance of Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs. Core Revenue represents revenue adjusted to exclude significant revenue items unrelated to the underlying trends and business performance of Takeda’s core operations. Core Operating Profit represents operating profit adjusted to exclude other operating expenses and income, amortization and impairment losses on acquired intangible assets and other non-cash items or items unrelated to the underlying trends and business performance of Takeda’s core operations. Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to the underlying trends and business performance of Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.
Constant Exchange Rate (CER) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating Reported or Core results for the current period using corresponding exchange rates in the same period of the previous fiscal year. Starting from the quarter ending June 30, 2024, we will cease adjustments for CER change for the results of operations of subsidiaries in countries experiencing hyperinflation and for which IAS29, Financial Reporting in Hyperinflation Economies, is applied, because of the increased impacts of hyperinflation in the calculation of CER change using corresponding exchange rates in the same period of the previous fiscal year, effectively keeping CER change for these subsidiaries unchanged from those reported with IAS29.
We present Free Cash Flow because we believe that this measure is useful to investors as similar measures of liquidity are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Free Cash Flow is also used by our management to evaluate our liquidity and our cash flows, particularly as they relate to our ability to meet our liquidity requirements and to support our capital allocation policies. We also believe that Free Cash Flow is helpful to investors in understanding how our strategic acquisitions and divestitures of businesses contribute to the cash flows and liquidity.
We define Free Cash Flow as cash flows from operating activities, subtracting acquisition of property, plant and equipment (“PP&E”), intangible assets and investments as well as removing any other cash that is not available to Takeda’s immediate or general business use, and adding proceeds from sales of PP&E, as well as from sales of investments and businesses, net of cash and cash equivalents divested.
The usefulness of Free Cash Flow to investors has significant limitations including, but not limited to, (i) it may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) it does not reflect the effect of our current and future contractual and other commitments requiring the use or allocation of capital and (iii) the addition of proceeds from sales and redemption of investments and the proceeds from sales of business, net of cash and cash equivalents divested do not represent cash received from our core ongoing operations. Free Cash Flow should not be considered in isolation and is not, and should not be viewed as, a substitute for cash flows from operating activities or any other measure of liquidity presented in accordance with IFRS. The most directly comparable measure under IFRS for Free Cash Flow is net cash from operating activities. Starting from the quarter ending June 30, 2024, we will i) change the title of Free Cash Flow as currently represented to "Adjusted Free Cash Flow" and ii) report “Free Cash Flow” as cash flows from operating activities less acquisition of PP&E. This change is intended to enhance the comparability of our Free Cash Flow disclosures to those of our peers and to better describe the nature of these measures as presented by Takeda.
U.S. Dollar Convenience Translations
In the Financial Appendix, certain amounts presented in Japanese yen have been translated to U.S. dollars solely for the convenience of the reader at an exchange rate of 1USD = 151.22 JPY, the Noon Buying Rate certified by the Federal Reserve Bank of New York on March 29, 2024. The rate and methodologies used for the convenience translations differ from the currency exchange rates and translation methodologies under IFRS used for the preparation of the　consolidated financial statements. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at this or any other rate.

Definition of EBITDA/Adjusted EBITDA and Net Debt
We present EBITDA and Adjusted EBITDA because we believe that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We further believe that Adjusted EBITDA is helpful to investors in identifying trends in its business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis.
EBITDA and Adjusted EBITDA should not be considered in isolation or construed as alternatives to operating income, net profit for the year or any other measure of performance presented in accordance with IFRS. These non-IFRS measures may not be comparable to similarly-titled measures presented by other companies.
The usefulness of EBITDA and Adjusted EBITDA to investors has limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all items which investors may consider to be unrelated to our long-term operations. These non-IFRS measures are not, and should not be viewed as, substitutes for IFRS reported net income (loss). We encourage investors to review our historical financial statements in their entirety and caution investors to use IFRS measures as the primary means of evaluating our performance, value and prospects for the future, and EBITDA and Adjusted EBITDA as supplemental measures.
We define EBITDA as consolidated net profit before income tax expenses, depreciation and amortization and net interest expense. We define Adjusted EBITDA as EBITDA further adjusted to exclude impairment losses, other operating income and expenses (excluding depreciation and amortization), finance income and expenses (excluding net interest expense), our share of loss from investments accounted for under the equity method and other items that management believes are unrelated to our core operations such as purchase accounting effects and transaction related costs.
The most closely comparable measure presented in accordance with IFRS is net profit for the period. Please refer to Net Profit to Adjusted EBITDA Bridge for a reconciliation to the respective most closely comparable measures presented in accordance with IFRS.
We present Net Debt because we believe that it is useful to investors in that our management uses it to monitor and evaluate our indebtedness, net of cash and cash equivalents, and, in conjunction with Adjusted EBITDA, to monitor our leverage. We also believe that similar measures of indebtedness are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.
We define Net Debt first by calculating the sum of the current and non-current portions of bonds and loans as shown on our consolidated statement of financial position, which is then adjusted to reflect (i) the use of prior 12-month average exchange rates for non-JPY debt outstanding at the beginning of the period and the use of relevant spot rates for new non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period, which reflects the methodology our management uses to monitor our leverage, and (ii) a 50% equity credit applied to our aggregate principal amount of JPY 500.0 billion hybrid (subordinated) bonds issued in June 2019 by S&P Global Rating Japan in recognition of the equity-like features of those bonds pursuant to such agency’s ratings methodology. To calculate Net Debt, we deduct from this figure cash & cash equivalents, excluding cash temporarily held by Takeda on behalf of third parties related to vaccine operations and to the trade receivables sales program, and debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets.
The usefulness of Net Debt to investors has significant limitations including, but not limited to, (i) it may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) it does not reflect the amounts of interest payments to be paid on our indebtedness, (iii) it does not reflect any restrictions on our ability to prepay or redeem any of our indebtedness, (iv) it does not reflect any fees, costs or other expenses that we may incur in converting cash equivalents to cash, in converting cash from one currency into another or in moving cash within our consolidated group, (v) it applies to gross debt an adjustment for average foreign exchange rates which, although consistent with our financing agreements, does not reflect the actual rates at which we would be able to convert one currency into another and (vi) it reflects an equity credit due to the fact that the amounts of our subordinated bonds, although we believe it to be reasonable, do not affect the status of those instruments as indebtedness. Net Debt should not be considered in isolation and is not, and should not be viewed as, a substitute for bonds and loans or any other measure of indebtedness presented in accordance with IFRS.
The most directly comparable measures under IFRS for Net Debt is bonds and loans. Please refer to Net Debt to Adjusted EBITDA for a reconciliation to this measure.

FY2023 Reported Results with CER % Change

(Billion JPY, except EPS)	FY2022	FY2023	vs. PY			(Million USD, except EPS) FY2023 Convenience USD Translation
			AER		CER*1
			Amount of Change	% CHANGE	% CHANGE
Revenue	4,027.5	4,263.8	236.3	5.9%	1.5%	28,196
Cost of sales	(1,244.1)	(1,426.7)	(182.6)	(14.7)%	(9.8)%	(9,434)
Gross profit	2,783.4	2,837.1	53.7	1.9%	(2.2)%	18,761
Margin	69.1%	66.5%		(2.6) pp	(2.5) pp	66.5%
SG&A expenses	(997.3)	(1,053.8)	(56.5)	(5.7)%	(0.9)%	(6,969)
R&D expenses	(633.3)	(729.9)	(96.6)	(15.3)%	(8.4)%	(4,827)
Amortization of intangible assets associated with products	(485.1)	(521.5)	(36.4)	(7.5)%	(0.4)%	(3,449)
Impairment losses on intangible assets associated with products*2	(57.3)	(130.6)	(73.3)	(127.7)%	(112.4)%	(864)
Other operating income	25.4	19.4	(6.0)	(23.8)%	(26.3)%	128
Other operating expenses	(145.2)	(206.5)	(61.3)	(42.2)%	(34.5)%	(1,366)
Operating profit	490.5	214.1	(276.4)	(56.4)%	(50.3)%	1,416
Margin	12.2%	5.0%		(7.2) pp	(6.2) pp	5.0%
Finance income	62.9	52.1	(10.8)	(17.2)%	(18.2)%	344
Finance expenses	(169.7)	(219.8)	(50.2)	(29.6)%	(42.5)%	(1,454)
Share of profit (loss) of investments accounted for using the equity method	(8.6)	6.5	15.1	―	―	43
Profit before tax	375.1	52.8	(322.3)	(85.9)%	(84.1)%	349
Income tax (expenses) benefit	(58.1)	91.4	149.5	―	―	604
Net profit for the year	317.0	144.2	(172.8)	(54.5)%	(57.0)%	954
Non-controlling interests	(0.0)	(0.1)	(0.1)	(509.7)%	(492.2)%	(1)
Net profit attributable to owners of the Company	317.0	144.1	(172.9)	(54.6)%	(57.0)%	953
Basic EPS (JPY or USD)	204.29	92.09	(112.20)	(54.9)%	(57.3)%	0.61

*1 Starting from the quarter ending June 30, 2024, we will cease adjustments for CER change for the results of operations of subsidiaries in countries experiencing hyperinflation and for which IAS29, Financial Reporting in Hyperinflation Economies, is applied, because of the increased impacts of hyperinflation in the calculation of CER change using corresponding exchange rates in the same period of the previous fiscal year, effectively keeping CER change for these subsidiaries unchanged from those reported with IAS29. Had the methodology been used for FY2023 Reported Results with CER % change, CER changes for revenue, operating profit and net profit would have been (0.3)%, (56.8)% and (55.7)%, respectively.

*2 Includes in-process R&D
When comparing results to the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. Please refer to A-1 Definition of Core Financial Measures, Constant Exchange Rate Change, Free Cash Flow, and U.S. Dollar Convenience Translations, for the definition of the “Constant Exchange Rate change”.

% change versus the previous fiscal year is presented as positive when favorable to profits, and negative when unfavorable to profits.

FY2023 Q4 (Jan-Mar) Reported Results with CER % Change

(Billion JPY, except EPS)	FY2022 Q4 (Jan-Mar)	FY2023 Q4 (Jan-Mar)	vs. PY			(Million USD, except EPS) FY2023 Q4 (Jan-Mar) Convenience USD Translation
			AER		CER
			Amount of Change	% CHANGE	% CHANGE
Revenue	956.2	1,050.9	94.7	9.9%	6.2%	6,949
Cost of sales	(309.8)	(382.5)	(72.7)	(23.5)%	(18.8)%	(2,529)
Gross profit	646.4	668.4	22.0	3.4%	0.2%	4,420
Margin	67.6%	63.6%		(4.0) pp	(3.8) pp	63.6%
SG&A expenses	(254.8)	(285.2)	(30.4)	(11.9)%	(7.1)%	(1,886)
R&D expenses	(160.9)	(195.9)	(34.9)	(21.7)%	(11.6)%	(1,295)
Amortization of intangible assets associated with products	(114.5)	(133.8)	(19.3)	(16.9)%	(6.1)%	(885)
Impairment losses on intangible assets associated with products*1	(18.7)	(11.3)	7.4	39.7%	39.3%	(75)
Other operating income	8.7	9.3	0.6	6.7%	(8.4)%	62
Other operating expenses	(17.6)	(61.6)	(44.0)	(249.7)%	(219.2)%	(407)
Operating profit	88.6	(10.1)	(98.6)	―	(84.1)%	(67)
Margin	9.3%	(1.0)%		(10.2) pp	(7.9) pp	(1.0)%
Finance income	14.0	6.6	(7.3)	(52.6)%	(53.5)%	44
Finance expenses	(49.2)	(47.8)	1.3	2.6%	(41.5)%	(316)
Share of profit (loss) of investments accounted for using the equity method	(5.5)	3.7	9.2	―	―	25
Profit before tax	47.9	(47.5)	(95.4)	―	―	(314)
Income tax (expenses) benefit	(16.8)	44.5	61.3	―	―	294
Net profit for the period	31.1	(3.0)	(34.1)	―	―	(20)
Non-controlling interests	(0.0)	(0.0)	(0.0)	(1,112.2)%	(1,021.9)%	(0)
Net profit attributable to owners of the Company	31.1	(3.0)	(34.2)	―	―	(20)
Basic EPS (JPY or USD)	20.03	(1.92)	(21.95)	―	―	(0.01)

*1 Includes in-process R&D

When comparing results to the same period of the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. Please refer to A-1 Definition of Core Financial Measures, Constant Exchange Rate Change, Free Cash Flow, and U.S. Dollar Convenience Translations, for the definition of the “Constant Exchange Rate change”.

% change versus the same period of the previous fiscal year is presented as positive when favorable to profits, and negative when unfavorable to profits.

FY2023 Core Results with CER % Change

(Billion JPY, except EPS)	FY2022	FY2023	vs. PY			(Million USD, except EPS) FY2023 Convenience USD Translation
			AER		CER*1
			Amount of Change	% CHANGE	% CHANGE
Revenue	4,027.5	4,263.8	236.3	5.9%	1.5%	28,196
Cost of sales	(1,208.4)	(1,426.3)	(217.9)	(18.0)%	(13.0)%	(9,432)
Gross profit	2,819.1	2,837.5	18.4	0.7%	(3.5)%	18,764
Margin	70.0%	66.5%		(3.4) pp	(3.4) pp	66.5%
SG&A expenses	(997.3)	(1,053.0)	(55.6)	(5.6)%	(0.8)%	(6,963)
R&D expenses	(633.4)	(729.6)	(96.3)	(15.2)%	(8.3)%	(4,825)
Operating profit	1,188.4	1,054.9	(133.5)	(11.2)%	(13.3)%	6,976
Margin	29.5%	24.7%		(4.8) pp	(4.3) pp	24.7%
Finance income	16.9	51.5	34.6	204.7%	201.2%	341
Finance expenses	(143.5)	(193.5)	(50.0)	(34.9)%	(36.0)%	(1,280)
Share of profit (loss) of investments accounted for using the equity method	0.2	5.9	5.7	3,174.0%	3,163.8%	39
Profit before tax	1,062.0	918.8	(143.2)	(13.5)%	(16.0)%	6,076
Income tax (expenses) benefit	(195.6)	(161.9)	33.7	17.2%	20.2%	(1,071)
Net profit for the year	866.4	756.9	(109.5)	(12.6)%	(15.0)%	5,005
Non-controlling interests	(0.0)	(0.1)	(0.1)	(509.7)%	(492.2)%	(1)
Net profit attributable to owners of the Company	866.4	756.8	(109.6)	(12.6)%	(15.0)%	5,005
Basic EPS (JPY or USD)	558	484	(75)	(13.4)%	(15.7)%	3.20

*1 Starting from the quarter ending June 30, 2024, we will cease adjustments for CER change for the results of operations of subsidiaries in countries experiencing hyperinflation and for which IAS29, Financial Reporting in Hyperinflation Economies, is applied, because of the increased impacts of hyperinflation in the calculation of CER change using corresponding exchange rates in the same period of the previous fiscal year, effectively keeping CER change for these subsidiaries unchanged from those reported with IAS29. Had the methodology been used for FY2023 Core Results with CER % change, CER changes for core revenue, core operating profit and core net profit would have been (0.3)%, (16.0)% and (17.0)%, respectively.

When comparing results to the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. Please refer to A-1 Definition of Core Financial Measures, Constant Exchange Rate Change, Free Cash Flow, and U.S. Dollar Convenience Translations, for the definition of the “Constant Exchange Rate change”.

% change versus the previous fiscal year is presented as positive when favorable to profits, and negative when unfavorable to profits.

FY2023 Q4 (Jan-Mar) Core Results with CER % Change

(Billion JPY, except EPS)	FY2022 Q4 (Jan-Mar)	FY2023 Q4 (Jan-Mar)	vs. PY			(Million USD, except EPS) FY2023 Q4 (Jan-Mar) Convenience USD Translation
			AER		CER
			Amount of Change	% CHANGE	% CHANGE
Revenue	956.2	1,050.9	94.7	9.9%	6.2%	6,949
Cost of sales	(306.7)	(382.0)	(75.3)	(24.5)%	(19.8)%	(2,526)
Gross profit	649.4	668.8	19.4	3.0%	(0.2)%	4,423
Margin	67.9%	63.6%		(4.3) pp	(4.1) pp	63.6%
SG&A expenses	(254.4)	(283.9)	(29.5)	(11.6)%	(6.8)%	(1,877)
R&D expenses	(161.3)	(195.6)	(34.3)	(21.3)%	(11.2)%	(1,293)
Operating profit	233.7	189.3	(44.4)	(19.0)%	(15.7)%	1,252
Margin	24.4%	18.0%		(6.4) pp	(5.0) pp	18.0%
Finance income	13.3	6.5	(6.8)	(51.0)%	(51.9)%	43
Finance expenses	(34.9)	(41.2)	(6.3)	(18.1)%	(41.6)%	(273)
Share of profit (loss) of investments accounted for using the equity method	(2.3)	1.6	3.9	―	―	10
Profit before tax	209.9	156.2	(53.6)	(25.6)%	(25.9)%	1,033
Income tax (expenses) benefit	(50.6)	(43.0)	7.7	15.2%	20.7%	(284)
Net profit for the period	159.2	113.3	(46.0)	(28.9)%	(27.5)%	749
Non-controlling interests	(0.0)	(0.0)	(0.0)	(1,112.2)%	(1,021.9)%	(0)
Net profit attributable to owners of the Company	159.2	113.2	(46.0)	(28.9)%	(27.5)%	749
Basic EPS (JPY or USD)	102	72	(30)	(29.5)%	(28.2)%	0.48

When comparing results to the same period of the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. Please refer to A-1 Definition of Core Financial Measures, Constant Exchange Rate Change, Free Cash Flow, and U.S. Dollar Convenience Translations, for the definition of the “Constant Exchange Rate change”.

% change versus the same period of the previous fiscal year is presented as positive when favorable to profits, and negative when unfavorable to profits.

FY2023 Reconciliation from Reported to Core

(Billion JPY, except EPS and number of shares)	REPORTED	REPORTED TO CORE ADJUSTMENTS				CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Others
Revenue	4,263.8					4,263.8
Cost of sales	(1,426.7)				0.4	(1,426.3)
Gross profit	2,837.1				0.4	2,837.5
SG&A expenses	(1,053.8)				0.9	(1,053.0)
R&D expenses	(729.9)				0.3	(729.6)
Amortization of intangible assets associated with products	(521.5)	521.5				—
Impairment losses on intangible assets associated with products*1	(130.6)		130.6			—
Other operating income	19.4			(19.4)		—
Other operating expenses	(206.5)			206.5		—
Operating profit	214.1	521.5	130.6	187.1	1.5	1,054.9
Margin	5.0%					24.7%
Finance income and (expenses), net	(167.8)				25.8	(142.0)
Share of profit (loss) of investments accounted for using the equity method	6.5				(0.5)	5.9
Profit before tax	52.8	521.5	130.6	187.1	26.8	918.8
Income tax (expenses) benefit	91.4	(108.7)	(28.6)	(43.1)	(85.4)	(161.9)
Non-controlling interests	(0.1)					(0.1)
Net profit attributable to owners of the Company	144.1	412.8	102.0	144.1	(58.7)	756.8
Basic EPS (JPY)	92					484
Number of shares (millions)	1,564					1,564
*1 Includes in-process R&D.

FY2023 Q4 (Jan-Mar) Reconciliation from Reported to Core

(Billion JPY, except EPS and number of shares)	REPORTED	REPORTED TO CORE ADJUSTMENTS				CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Others
Revenue	1,050.9					1,050.9
Cost of sales	(382.5)				0.5	(382.0)
Gross profit	668.4				0.5	668.8
SG&A expenses	(285.2)				1.3	(283.9)
R&D expenses	(195.9)				0.3	(195.6)
Amortization of intangible assets associated with products	(133.8)	133.8				—
Impairment losses on intangible assets associated with products*1	(11.3)		11.3			—
Other operating income	8.6			(8.6)		—
Other operating expenses	(60.8)			60.8		—
Operating profit	(10.1)	133.8	11.3	52.2	2.0	189.3
Margin	(1.0)%					18.0%
Finance income and (expenses), net	(41.2)				6.5	(34.7)
Share of profit (loss) of investments accounted for using the equity method	3.7				(2.2)	1.6
Profit before tax	(47.5)	133.8	11.3	52.2	6.4	156.2
Income tax (expenses) benefit	44.5	(26.2)	(2.2)	(11.3)	(60.3)	(43.0)
Non-controlling interests	(0.0)					(0.0)
Net profit attributable to owners of the Company	(3.0)	107.7	9.1	40.9	(53.9)	113.2
Basic EPS (JPY)	(2)					72
Number of shares (millions)	1,569					1,569
*1 Includes in-process R&D.

FY2022 Reconciliation from Reported to Core

(Billion JPY, except EPS and number of shares)	REPORTED	REPORTED TO CORE ADJUSTMENTS				CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Others
Revenue	4,027.5					4,027.5
Cost of sales	(1,244.1)				35.7	(1,208.4)
Gross profit	2,783.4				35.7	2,819.1
SG&A expenses	(997.3)				(0.0)	(997.3)
R&D expenses	(633.3)				(0.0)	(633.4)
Amortization of intangible assets associated with products	(485.1)	485.1				—
Impairment losses on intangible assets associated with products*1	(57.3)		57.3			—
Other operating income	25.4			(25.4)		—
Other operating expenses	(145.2)			145.2		—
Operating profit	490.5	485.1	57.3	119.8	35.6	1,188.4
Margin	12.2%					29.5%
Finance income and (expenses), net	(106.8)				(19.8)	(126.6)
Share of profit (loss) of investments accounted for using the equity method	(8.6)				8.8	0.2
Profit before tax	375.1	485.1	57.3	119.8	24.6	1,062.0
Income tax (expenses) benefit	(58.1)	(103.5)	(12.5)	(25.5)	3.9	(195.6)
Non-controlling interests	(0.0)					(0.0)
Net profit attributable to owners of the Company	317.0	381.6	44.9	94.4	28.5	866.4
Basic EPS (JPY)	204					558
Number of shares (millions)	1,552					1,552
*1 Includes in-process R&D.

FY2022 Q4 (Jan-Mar) Reconciliation from Reported to Core

(Billion JPY, except EPS and number of shares)	REPORTED	REPORTED TO CORE ADJUSTMENTS				CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Others
Revenue	956.2					956.2
Cost of sales	(309.8)				3.0	(306.7)
Gross profit	646.4				3.0	649.4
SG&A expenses	(254.8)				0.4	(254.4)
R&D expenses	(160.9)				(0.3)	(161.3)
Amortization of intangible assets associated with products	(114.5)	114.5				—
Impairment losses on intangible assets associated with products*1	(18.7)		18.7			—
Other operating income	8.7			(8.7)		—
Other operating expenses	(17.6)			17.6		—
Operating profit	88.6	114.5	18.7	8.9	3.1	233.7
Margin	9.3%					24.4%
Finance income and (expenses), net	(35.2)				13.6	(21.5)
Share of profit (loss) of investments accounted for using the equity method	(5.5)				3.2	(2.3)
Profit before tax	47.9	114.5	18.7	8.9	19.9	209.9
Income tax (expenses) benefit	(16.8)	(24.1)	(4.3)	(1.4)	(4.1)	(50.6)
Non-controlling interests	(0.0)					(0.0)
Net profit attributable to owners of the Company	31.1	90.4	14.5	7.5	15.8	159.2
Basic EPS (JPY)	20					102
Number of shares (millions)	1,555					1,555
*1 Includes in-process R&D.

FY2023 Free Cash Flow

(Billion JPY)	FY2022	FY2023	vs. PY		(Million USD) FY2023 Convenience USD Translation
Net profit	317.0	144.2	(172.8)	(54.5)%	954
Depreciation, amortization and impairment loss	728.8	878.0	149.2		5,806
Decrease (increase) in trade working capital	(88.8)	(110.5)	(21.7)		(731)
Income taxes paid	(198.4)	(219.9)	(21.5)		(1,454)
Tax refunds and interest on tax refunds received	12.5	17.9	5.4		118
Other	206.1	6.7	(199.4)		44
Net cash from operating activities (Operating Cash Flow)	977.2	716.3	(260.8)	(26.7)%	4,737
Adjustment for cash temporarily held by Takeda on behalf of third parties*1	81.7	18.0	(63.7)		119
Acquisition of PP&E	(140.7)	(175.4)	(34.8)		(1,160)
Proceeds from sales of PP&E	1.0	8.6	7.6		57
Acquisition of intangible assets	(493.0)	(305.3)	187.7		(2,019)
Acquisition of investments	(10.2)	(6.8)	3.4		(45)
Proceeds from sales and redemption of investments	22.3	8.0	(14.2)		53
Proceeds from sales of business, net of cash and cash equivalents divested	8.0	20.0	12.0		132
Free Cash Flow	446.2	283.4	(162.8)	(36.5)%	1,874

*1 Adjustment refers to changes in cash balance that is temporarily held by Takeda on behalf of third parties related to vaccine operations and the trade receivables sales program.

FY2023 Net Debt to Adjusted EBITDA

NET DEBT/ADJUSTED EBITDA RATIO		NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
(Billion JPY)	FY2023	(Billion JPY)	FY2022	FY2023	vs. PY
Cash & cash equivalents and Level 1 debt investments*1	350.0	Net cash from operating activities	977.2	716.3	(260.8)	(26.7)%
Book value debt on consolidated statements of financial position	(4,843.8)	Acquisition of PP&E	(140.7)	(175.4)
Hybrid bond 50% equity credit	250.0	Proceeds from sales of PP&E	1.0	8.6
FX adjustment*2	152.5	Acquisition of intangible assets	(493.0)	(305.3)
Gross debt*3	(4,441.2)	Acquisition of investments	(10.2)	(6.8)
Net cash (debt)	(4,091.3)	Proceeds from sales and redemption of investments	22.3	8.0
		Proceeds from sales of business, net of cash and cash equivalents divested	8.0	20.0
Net debt/Adjusted EBITDA ratio	3.1x	Net increase in short-term loans and commercial papers	40.0	277.0
		Proceeds from long-term loans	75.0	100.0
Adjusted EBITDA	1,319.9	Repayment of long-term loans	(75.2)	(100.4)
		Repayment of bonds	(281.5)	(220.5)
		Proceeds from the settlement of cross currency interest rate swaps related to bonds	—	60.1
		Purchase of treasury shares	(26.9)	(2.3)
		Interest paid	(108.6)	(100.4)
		Dividends paid	(279.4)	(287.2)
		Others	(47.0)	(93.6)
		Net increase (decrease) in cash and cash equivalents	(339.1)	(101.9)	237.2	69.9%

*1 Represents cash & cash equivalents, excluding cash temporarily held by Takeda on behalf of third parties related to vaccine operations and to the trade receivables sales program, and debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets.
For the calculation of net debt, starting from the quarter ended June 30, 2023, debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets are included in the items deducted from gross debt. Had the same methodology been used for the calculation of net debt as of March 31, 2023 and prior periods, net debt would have remained unchanged.
*2 FX adjustment refers to change from month-end rate to average rate used for non-JPY debt calculation outstanding at the beginning of the period to match with adjusted EBITDA (which is calculated based on average rates). New non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period are translated to JPY at relevant spot rates as of the relevant date.
*3 Bonds and loans of current and non-current liabilities. JPY 250.0 billion reduction in debt due to JPY 500.0 billion hybrid bond issuance in June 2019, given that the hybrid bond qualifies for 50% equity credit for leverage purposes. Includes non-cash adjustments related to debt amortization and FX impact.

FY2022 Net Debt to Adjusted EBITDA

NET DEBT/ADJUSTED EBITDA RATIO			NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
(Billion JPY)	FY2022		(Billion JPY)	FY2021	FY2022	vs. PY
Cash and cash equivalents*1	407.7		Net cash from operating activities	1,123.1	977.2	(145.9)	(13.0)%
Book value debt on consolidated statements of financial position	(4,382.3)		Acquisition of PP&E	(123.3)	(140.7)
Hybrid bond 50% equity credit	250.0		Proceeds from sales of PP&E	1.8	1.0
FX adjustment*2	8.5		Acquisition of intangible assets	(62.8)	(493.0)
Gross debt*3	(4,123.9)		Acquisition of investments	(8.3)	(10.2)
Net cash (debt)	(3,716.1)		Proceeds from sales and redemption of investments	16.9	22.3
			Acquisition of business, net of cash and cash equivalents acquired	(49.7)	—
Upfront payment related to the acquisition of TAK-279*4	400.4		Proceeds from sales of business, net of cash and cash equivalents divested	28.2	8.0
Net cash (debt) excluding upfront payment related to the acquisition of TAK-279	(3,315.7)		Net decrease in short-term loans and commercial papers	(0.0)	40.0
			Proceeds from long-term loans	—	75.0
			Repayment of long-term loans	(414.1)	(75.2)
Net debt/Adjusted EBITDA ratio	2.6	x	Proceeds from issuance of bonds	249.3	—
Net debt/Adjusted EBITDA ratio excluding upfront payment related to the acquisition of TAK-279	2.3	x	Repayment of bonds	(396.0)	(281.5)
			Purchase of treasury shares	(77.5)	(26.9)
			Interest paid	(108.2)	(108.6)
Adjusted EBITDA	1,421.8		Dividends paid	(283.7)	(279.4)
			Others	(41.1)	(47.0)
			Net increase (decrease) in cash and cash equivalents	(145.3)	(339.1)	(193.8)	(133.4)%

*1 Includes short-term investments which mature or become due within one year from the reporting date and excludes cash temporarily held by Takeda on behalf of third parties related to vaccine operations and the trade receivables sales program.

*2 FX adjustment refers to change from month-end rate to average rate used for non-JPY debt calculation outstanding at the beginning of the period to match with adjusted EBITDA (which is calculated based on average rates). New non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period are translated to JPY at relevant spot rates as of the relevant date.

*3 Bonds and loans of current and non-current liabilities. JPY 250.0 billion reduction in debt due to JPY 500.0 billion hybrid bond issuance in June 2019, given that the hybrid bond qualifies for 50% equity credit for leverage purposes. Includes non-cash adjustments related to debt amortization and FX impact.

*4 This represents the portion of the USD 4.0 billion upfront payment related to the acquisition of TAK-279 paid in February 2023 (such portion totaling USD 3.0 billion), converted to JPY using the Japanese yen – U.S. dollar exchange rate of 133.48, which is applicable to translation of foreign currency denominated cash as of March 31, 2023.

FY2023 Net Profit to Adjusted EBITDA Bridge

(Billion JPY)	FY2022	FY2023	vs. PY
Net profit	317.0	144.2	(172.8)	(54.5)%
Income tax (expenses) benefit	58.1	(91.4)
Depreciation and amortization	664.4	728.0
Interest expense, net	111.5	108.2
EBITDA	1,151.0	889.0	(261.9)	(22.8)%
Impairment losses	64.4	150.0
Other operating expense (income), net, excluding depreciation and amortization and other miscellaneous expenses (non-cash item)	109.0	162.2
Finance expense (income), net, excluding interest income and expense, net	(4.7)	59.5
Share of loss on investments accounted for under the equity method	8.6	(6.5)
Other adjustments:	93.5	69.9
Non-core expense related to COVID-19	9.9	—
Impact on profit related to fair value step up of inventory in Shire acquisition	24.9	—
Other costs*1	58.7	69.9
EBITDA from divested products*2	—	(4.2)
Adjusted EBITDA	1,421.8	1,319.9	(101.9)	(7.2)%

*1 Includes adjustments for non-cash equity-based compensation expense and other one time non-cash expense.
*2 Represents adjustments for EBITDA from divested products which are removed as part of Adjusted EBITDA

FY2023 CAPEX, Depreciation and Amortization and Impairment Losses

(Billion JPY)	FY2022	FY2023	vs. PY		FY2024 Forecast
Capital expenditures*1	633.7	480.7	(153.0)	(24.1)%	380.0 - 420.0
Tangible assets	140.7	175.4	34.8	24.7%
Intangible assets	493.0	305.3	(187.7)	(38.1)%

Depreciation and amortization	664.4	728.0	63.6	9.6%	745.0
Depreciation of tangible assets*2 (A)	153.7	174.1	20.4	13.2%
Amortization of intangible assets (B)	510.7	553.9	43.3	8.5%
Of which Amortization associated with products (C)	485.1	521.5	36.4	7.5%	540.0
Of which Amortization excluding intangible assets associated with products (D)	25.6	32.4	6.8	26.7%

Depreciation and amortization (excluding intangible assets associated with products) (A)+(D)	179.3	206.5	27.2	15.2%	205.0

Impairment losses	64.4	150.0	85.6	133.0%
Impairment losses associated with products*3	57.3	130.6	73.3	127.7%	50.0

Amortization and impairment losses on intangible assets associated with products	542.4	652.1	109.7	20.2%	590.0
*1 Cash flow base
*2 Includes depreciation of investment properties
*3 Includes in-process R&D

FY2023 Results vs. Forecast (Oct. 2023)

(BN JPY)		FY2023 Forecast (October 26, 2023)	FY2023 Actual	vs. Forecast		Variances

REPORTED	Revenue	3,980.0	4,263.8	283.8	7.1%	FX benefit and business momentum including milder-than-anticipated generic erosion of VYVANSE in the U.S.
	R&D expenses	(680.0)	(729.9)	(49.9)	(7.3)%	Mainly FX headwind and program termination accruals
	Amortization of intangible assets associated with products	(500.0)	(521.5)	(21.5)	(4.3)%	Mainly FX headwind
	Impairment losses on intangible assets associated with products*1	(120.0)	(130.6)	(10.6)	(8.8)%	Termination of partnered programs (e.g., TAK-007, TAK-573) partially offset by EOHILIA reversal
	Other operating income	14.0	19.4	5.4	38.4%
	Other operating expenses	(180.0)	(206.5)	(26.5)	(14.7)%	Includes revaluation of XIIDRA future milestone and EOHILIA milestone payment
	Operating profit	225.0	214.1	(10.9)	(4.9)%
	Finance income (expenses), net	(157.0)	(167.8)	(10.8)	(6.9)%
	Profit before tax	70.0	52.8	(17.2)	(24.6)%	Lower operating profit and higher financial expense
	Net profit attributable to owners of the Company	93.0	144.1	51.1	54.9%	Lower tax due to earnings mix and recognition of previously unrecognized tax losses and disallowed interest expenses
	Basic EPS (yen)	59	92	33	54.9%

	Core Revenue*2	3,980.0	4,263.8	283.8	7.1%	FX benefit and business momentum
	Core Operating Profit*2	1,015.0	1,054.9	39.9	3.9%	FX benefit and business momentum
	Core EPS (yen)	447	484	36	8.1%	Lower core tax due to earnings mix

	Free cash flow	400.0 to 500.0	283.4			Mainly litigation payment and higher than anticipated working capital
	CAPEX (cash flow base)	(480.0) to (530.0)	(480.7)
	Depreciation and amortization (excl. intangible assets associated with products)	(180.0)	(206.5)	(26.5)	(14.7)%
	Cash tax rate on adjusted EBITDA (excl. divestitures)	Mid teen %	~15%

	USD/JPY (yen)	137	144	7	5.2%
	EUR/JPY (yen)	145	156	11	7.8%
*1 Includes in-process R&D
*2 Please refer to A-1 Definition of Core Financial Measures, Constant Exchange Rate Change, Free Cash Flow, and U.S. Dollar Convenience Translations, for the definition and A-7 FY2023 Reconciliation from Reported to Core, for reconciliation.

FY2024 Detailed Forecast

(BN JPY)		FY2023 Actual	FY2024 Forecast (May 9, 2024)	vs. PY		Variances

REPORTED	Revenue	4,263.8	4,350.0	86.2	2.0%	Momentum of Growth & Launch products and FX benefit largely offset by LOE impact (mainly VYVANSE)
	Cost of sales	(1,426.7)	(1,500.0)	(73.3)	(5.1)%
	Gross Profit	2,837.1	2,850.0	12.9	0.5%	Reflects revenue growth; Gross margin negatively impacted by LOE of VYVANSE
	SG&A expenses	(1,053.8)	(1,080.0)	(26.2)	(2.5)%	Increased DD&T investment and FX headwind, partially offset by efficiency gains
	R&D expenses	(729.9)	(770.0)	(40.1)	(5.5)%	Increased investment in late-stage assets and FX headwind; Low-single-digit increase on CER basis
	Amortization of intangible assets associated with products	(521.5)	(540.0)	(18.5)	(3.5)%	Mainly FX impact
	Impairment losses on intangible assets associated with products*1	(130.6)	(50.0)	80.6	61.7%	FY2023 Actual includes impairment of ALOFISEL, EXKIVITY etc.; FY2024 based on historical trends
	Other operating income	19.4	15.0	(4.4)	(22.6)%
	Other operating expenses	(206.5)	(200.0)	6.5	3.2%	FY2023 includes litigation expense and revaluation of contingent consideration; FY2024 includes restructuring expenses of JPY 140B
	Operating profit	214.1	225.0	10.9	5.1%
	Finance income (expenses), net	(167.8)	(172.0)	(4.2)	(2.5)%
	Profit before tax	52.8	55.0	2.2	4.2%
	Net profit attributable to owners of the Company	144.1	58.0	(86.1)	(59.7)%	FY2023 inlcudes impact from Irish Revenue settlement; FY2024 positive tax mainly due to earnings mix
	Basic EPS (yen)	92	37	(55)	(60.1)%

	Core Revenue*2	4,263.8	4,350.0	86.2	2.0%	Momentum of Growth & Launch products and FX benefit largely offset by LOE impact (mainly VYVANSE)
	Core Operating Profit*2	1,054.9	1,000.0	(54.9)	(5.2)%	Product mix impact and R&D and DD&T investment, partially offset by efficiency gains and FX benefit
	Core EPS (yen)	484	431	(53)	(10.9)%	Normalization of core tax rate following lower tax rate in FY2023

	Adjusted free cash flow*2	283.4	350.0 to 450.0			FY2024 reflects VYVANSE decline, cash impact of restructuring, and CAPEX budget for targeted licensing deals
	CAPEX (cash flow base)	(480.7)	(380.0) to (420.0)
	Depreciation and amortization (excl. intangible assets associated with products)	(206.5)	(205.0)	1.5	0.7%
	Cash tax rate on adjusted EBITDA (excl. divestitures)	~15%	Mid teen %

	USD/JPY	144	150	6	4.1%
	EUR/JPY	156	160	4	2.4%
*1 Includes in-process R&D.
*2 Please refer to A-1 Definition of Core Financial Measures, Constant Exchange Rate Change, Free Cash Flow, and U.S. Dollar Convenience Translations, for the definition of Core Financial Measures and A-18 FY2024 Reconciliation from Reported Operating Profit to Core Operating Profit Forecast, for reconciliation. Please also refer to A-1 for the definition and change in the title of Free Cash Flow from FY2024.

FY2024 Reconciliation from Reported Operating Profit to Core Operating Profit Forecast

(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS			CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income (expenses) and other adjustments
Revenue	4,350.0				4,350.0
Cost of sales	(1,500.0)				(3,350.0)
Gross Profit	2,850.0
SG&A expenses	(1,080.0)
R&D expenses	(770.0)
Amortization of intangible assets associated with products	(540.0)	540.0			—
Impairment losses on intangible assets associated with products*1	(50.0)		50.0		—
Other operating income	15.0			(15.0)	—
Other operating expenses	(200.0)			200.0	—
Operating profit	225.0	540.0	50.0	185.0	1,000.0
*1 Includes in-process R&D

FY2024 Full Year FX Rates Assumptions and Currency Sensitivity vs. Forecast

Average Exchange Rates vs. JPY				Impact of depreciation of yen from April 2024 to March 2025 (100 million JPY)
	FY2022 Actual (Apr-Mar)	FY2023 Actual (Apr-Mar)	FY2024 Assumption (Apr-Mar)		Revenue (IFRS)	Operating Profit (IFRS)	Net Profit (IFRS)	Core Operating Profit (non-IFRS)
USD	135	144	150	1% depreciation	225.6	15.0	5.0	67.2
				1 yen depreciation	150.4	10.0	3.3	44.8
EUR	141	156	160	1% depreciation	63.8	(49.4)	(41.4)	(37.5)
				1 yen depreciation	39.9	(30.9)	(25.9)	(23.5)
RUB	2.1	1.6	1.6	1% depreciation	4.5	2.6	2.1	3.1
CNY	19.7	20.1	20.9		19.9	12.2	9.8	12.2
BRL	26.3	29.1	30.4		12.6	8.7	6.9	8.8

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Financial Information and Certain Non-IFRS Financial Measures
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).
This report and materials distributed in connection with this report include certain financial measures not presented in accordance with IFRS, such as Core Revenue, Core Operating Profit, Core Net Profit, Core EPS, Constant Exchange Rate (“CER”) change, Net Debt, EBITDA, Adjusted EBITDA and Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this presentation. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the definitions and reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures. Beginning in the quarter ending June 30, 2024, Takeda will (i) change its methodology for CER adjustments to results of subsidiaries in hyperinflation countries to present those results in a manner consistent with IAS 29, Financial Reporting in Hyperinflation Economies, and (ii) re-name Free Cash Flow as currently calculated as “Adjusted Free Cash Flow” (with “Free Cash Flow” to be reported as Operating Cash Flow less Property, Plant and Equipment).
The usefulness of Core Financial Measures to investors has significant limitations including, but not limited to, (i) they are not necessarily identical to similarly titled measures used by other companies, including those in the pharmaceutical industry, (ii) they exclude financial information and events, such as the effects of non-cash expenses such as dispositions or amortization of intangible assets, that some may consider important in evaluating Takeda’s performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future (however, it is Takeda’s policy not to adjust out normal, recurring cash operating expenses necessary to operate our business) and (iv) they may not include all items which investors may consider important to an understanding of our results of operations, or exclude all items which investors may not consider to be so.
Medical Information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.